VIA EDGAR

March 16, 2016

U.S. Securities and Exchange Commission
Office of Real Estate and Commodities
100 F Street, N.E.
Washington, DC 20549-3628
Attn:  Jennifer Gowetski

Re:                             Request for Acceleration of Effectiveness

Interval Leisure Group, Inc.

Registration Statement on Form S-4 (File No. 333-208567)

Dear Ms. Gowetski:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Interval Leisure Group, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the effectiveness of the Registrant’s Registration Statement on Form S-4 (File No. 333-208567) (as amended, the “Registration Statement”), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) so that it may become effective at 4:00 P.M., Eastern time, on Thursday March 17, 2016, or as soon as reasonably practicable thereafter.

If there is any change in the acceleration request set forth above, the Registrant will promptly notify you of the change, in which case the Registrant may make an oral request for acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an authorized officer of the Registrant or by any attorney from the Registrant’s counsel, Weil, Gotshal & Manges LLP.

The Registrant hereby acknowledges the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please contact Michael Lubowitz via phone at 212-310-8566 or via email at michael.lubowitz@weil.com to confirm the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Interval Leisure Group, Inc.

By:	/s/ Michele L. Keusch
Name:	Michele L. Keusch
Title:	Associate General Counsel

cc:                                Michael Lubowitz

Partner

Weil, Gotshal & Manges LLP

(via email)